SPECIAL MEETING OF SHAREHOLDERS
On February 12, 2009, a Special Meeting of Shareholders for
 the Fund was held to
consider the following proposals. The results of the proposals are indicated below.
Proposal 1a To consider and act upon a new Investment
Advisory Agreement with
Evergreen Investment Management Company, LLC:
Net assets voted For $526,918,138
Net assets voted Against $ 3,236,114
Net assets voted Abstain $ 5,773,329
Proposal 1b To consider and act upon a new sub-advisory agreement with Tattersall
Advisory Group, Inc.:
Net assets voted For $525,286,326
Net assets voted Against $ 4,439,023
Net assets voted Abstain $ 6,202,232